Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2022 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements as at and for the year ended December 31, 2022, 2021 and 2020 have been audited by the Group’s independent auditor, BDO South Africa Incorporated. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2022 were approved by the Board of Directors and signed on its behalf on March 24, 2023.

(Signed) J.M. Learmonth                  (Signed) C.O. Goodburn

Chief Executive Officer                    Chief Financial Officer

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Independent Auditor’s Report

To the Shareholders of Caledonia Mining Corporate Plc

Opinion

We have audited the consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended December 31, 2022, 2021 and 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended December 31, 2022, 2021 and 2020 in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Key audit matter	How the key audit matter was addressed in the audit

Valuation of the recoverable amounts of the cash generating units of the Group (Notes 3(a)(ii) and (iii))

At each reporting date, the Group assesses whether there are any indicators that the carrying amount of its assets and cash generating units (“CGUs”) exceeds the relevant recoverable amount.

Management have identified the following cash generating units for impairment assessment:

●         Caledonia Mining Corporation Group

●         Blanket Mine CGU

●         Bilboes oxides CGU

The risk is that the carrying value of the CGUs are inappropriate and may require impairment.

Impairment indicators were identified by management at December 31, 2022 and therefore management was required to assess the recoverable amount of the CGUs.

The recoverable amount of the CGUs is determined as the higher of the CGU’s fair value less costs of disposal or value in use.

There is a high level of inherent uncertainty and critical judgements, and estimates applied by management in the assessment of the value in use calculation of the CGU.

The estimates of future cash flows are based on financial budgets and the life-of-mine (“LOM”) plan including significant judgements and assumptions related to:

●         ore reserves and mineral resources;

●         forecasted gold price;

●         discount rate; and

●         production volumes and grades

There was no impairment required based on the value in use calculation of the CGU.

As a result of the estimation uncertainty and judgements applied by management in the discounted cash flow models to calculate the value in use values, the impairment assessment was considered a matter of most significance in our current year audit of the consolidated financial statements.

Our audit procedures included, amongst others:

●    We evaluated management’s assessment of impairment indicators over the CGU’s.

●    We obtained an understanding of the controls in respect of the Group’s value in use calculations and the reviews thereof, including confirming that the value in use calculations, have been approved by the Board.

●   We evaluated Management’s value in use calculation against the approved LOM plan and our understanding of the operations, and assessed the key estimates and assumptions used by Management.

●     We compared the trading performance against budget for FY 2022 in order to evaluate the quality of Management’s forecasting and where underperformance against budget was highlighted, we evaluated the impact on the forecasts.

●    We assessed the key inputs and assumptions used in the value in use calculation for reasonability, taking into account specifically the operating cash flow projections, ore reserves and resources, discount rate, forecasted production volumes and forecasted gold price and comparing these to external sources where appropriate, taking into account our knowledge of the industry.

●    We made use of our internal valuation expertise to assess the valuation model and related key inputs and assumptions for reasonability, to assess whether the methods applied are consistent with International Financial Reporting Standards and industry norms.

●    We evaluated Management’s sensitivity analysis for the value in use model and performed additional sensitivity analysis on the model where considered necessary.

●    We evaluated the adequacy of the Group’s disclosures in terms of International Financial Reporting Standards as issued by the IASB.

Other Information

Management is responsible for the other information. The other information comprises:

●	The Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter and year ended December 31, 2022.

●	The Annual Report – referred to as Form 20-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis report and Annual Report – referred to as Form 20-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jacques Barradas.

BDO South Africa Incorporated

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Ilovo

2196

March 24, 2023

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2022	2021	2020

Revenue	8	142,082	121,329	100,002
Royalty		(7,124)	(6,083)	(5,007)
Production costs	9	(62,998)	(53,126)	(43,711)
Depreciation	17	(10,141)	(8,046)	(4,628)
Gross profit		61,819	54,074	46,656
Other income		60	46	4,765
Other expenses	10	(11,782)	(7,136)	(5,315)
Administrative expenses	11	(11,941)	(9,091)	(7,997)
Cash-settled share-based expense	12.1	(609)	(477)	(1,413)
Equity-settled share-based expense	12.2	(484)	–	–
Net foreign exchange gain	13	4,411	1,184	4,305
Net derivative financial instrument expense	14	(1,198)	(240)	(266)
Operating profit		40,276	38,360	40,735
Finance income	15	17	14	62
Finance cost	15	(657)	(375)	(367)
Profit before tax		39,636	37,999	40,430
Tax expense	16	(16,770)	(14,857)	(15,173)
Profit for the year		22,866	23,142	25,257

Other comprehensive loss
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(462)	(531)	(173)
Total comprehensive income for the year		22,404	22,611	25,084

Profit attributable to:
Owners of the Company		17,903	18,405	20,780
Non-controlling interests	27	4,963	4,737	4,477
Profit for the year		22,866	23,142	25,257

Total comprehensive income attributable to:
Owners of the Company		17,441	17,874	20,607
Non-controlling interests	27	4,963	4,737	4,477
Total comprehensive income for the year		22,404	22,611	25,084

Earnings per share
Basic earnings per share ($)	26	1.36	1.49	1.73
Diluted earnings per share ($)	26	1.35	1.48	1.73

The accompanying notes on pages 11 to 73 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	Note	2022	2021

Assets
Property, plant and equipment	17	178,983	149,102
Exploration and evaluation asset	18	17,579	8,648
Deferred tax asset	16	202	194
Total non-current assets		196,764	157,944

Inventories	20	18,334	20,812
Derivative financial assets	14.1	440	–
Income tax receivable	16	40	101
Prepayments	21	3,693	6,930
Trade and other receivables	22	9,185	7,938
Cash and cash equivalents	23	6,735	17,152
Total current assets		38,427	52,933
Total assets		235,191	210,877

Equity and liabilities
Share capital	24	83,471	82,667
Reserves	25	137,801	137,779
Retained loss		(50,222)	(59,150)
Equity attributable to shareholders		171,050	161,296
Non-controlling interests	27	22,409	19,260
Total equity		193,459	180,556

Liabilities
Provisions	28	2,958	3,294
Deferred tax liabilities	16	5,123	8,034
Cash-settled share-based payment	12.1	1,029	974
Lease liabilities	19	181	331
Total non-current liabilities		9,291	12,633

Cash-settled share-based payment	12.1	1,188	2,053
Lease liabilities	19	132	134
Derivative financial liabilities	14.2	–	3,095
Income tax payable	16	1,324	1,562
Trade and other payables	29	17,454	9,957
Loan notes payable	30	7,104	–
Overdraft	23	5,239	887
Total current liabilities		32,441	17,688
Total liabilities		41,732	30,321
Total equity and liabilities		235,191	210,877

The accompanying notes on pages 11 to 73 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2020		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared	33	-	-	-	-	(3,887)	(3,887)	(655)	(4,542)
Shares issued:
- share-based payment	12.1	216	-	-	-	-	216	-	216
- Options exercised		30	-	-	-	-	30	-	30
- Equity raise (net of transaction cost)		12,538	-	-	-	-	12,538	-	12,538
- Blanket shares purchased from Fremiro	6	5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the year		-	-	-	-	20,780	20,780	4,477	25,257
Other comprehensive loss for the year		-	(173)	-	-	-	(173)	-	(173)
Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared	33	-	-	-	-	(6,068)	(6,068)	(2,001)	(8,069)
Shares issued:
- Options exercised	24	165	-	-	-	-	165	-	165
- Equity raise (net of transaction cost)	24	7,806	-	-	-	-	7,806	-	7,806
Total comprehensive income:
Profit for the year		-	-	-	-	18,405	18,405	4,737	23,142
Other comprehensive loss for the year		-	(531)	-	-	-	(531)	-	(531)
Balance at December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance at December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:
Dividends declared	33	-	-	-	-	(8,975)	(8,975)	(1,814)	(10,789)
Share-based payments:
- Shares issued on settlement of incentive plan Awards	12.1	804	-	-	-	-	804	-	804
- Equity-settled share-based expense	12.2	-	-	-	484	-	484	-	484
Total comprehensive income:
Profit for the year		-	-	-	-	17,903	17,903	4,963	22,866
Other comprehensive loss for the year		-	(462)	-	-	-	(462)	-	(462)
Balance at December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
	Note	24	25	25	25			27

The accompanying notes on pages 11 to 73 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2022	2021	2020

Cash generated from operations	31	49,657	38,703	37,967
Interest received		17	14	56
Net finance costs paid		(192)	(388)	(405)
Tax paid	16	(6,866)	(7,426)	(6,656)
Net cash generated from operating activities		42,616	30,903	30,962

Cash flows used in investing activities
Acquisition of property, plant and equipment		(41,495)	(32,112)	(25,081)
Acquisition of exploration and evaluation assets		(2,596)	(5,717)	(2,759)
Proceeds from sale of assets held for sale		–	500	–
Proceeds from (purchase of) derivative financial assets		–	1,066	(1,058)
Proceeds from disposal of subsidiary		–	340	900
Acquisition of Put options	14.1	(478)	–	–
Net cash used in investing activities		(44,569)	(35,923)	(27,998)

Cash flows from financing activities
Dividends paid		(8,906)	(8,069)	(4,542)
Term loan repayments		–	(361)	(574)
(Repayment of) proceeds from gold loan	14.2	(3,698)	2,752	–
Proceeds from Call options	14.2	240	208	–
Payment of lease liabilities	19	(150)	(129)	(118)
Shares issued – equity raise (net of transaction cost)	24	–	7,806	12,538
Proceeds from share options exercised	24	–	165	30
Net cash (used in) from financing activities		(12,514)	2,372	7,334

Net (decrease) increase in cash and cash equivalents		(14,467)	(2,648)	10,298
Effect of exchange rate fluctuations on cash and cash equivalents		(302)	(179)	(99)
Net cash and cash equivalents at the beginning of the year		16,265	19,092	8,893
Net cash and cash equivalents at the end of the year	23	1,496	16,265	19,092

The accompanying notes on pages 11 to 73 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2022, 2021 and 2020, disclosure notes, significant accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

i)	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issue by the Board of Directors on March 24, 2023.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
●	equity-settled share-based payment arrangements measured at fair value on the grant date; and
●	derivative financial assets and derivative financial liabilities measured at fair value.

iii)	Functional currency

The consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 13 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Estimation uncertainties
i)	Depreciation of property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where mine development, infrastructure and other assets have a shorter useful life than the life-of-mine, they are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 4(i)(iii).

ii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-holes intersections where multiple reefs intersect;
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
ii)	Mineral reserves and resources (continued)

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

All Mineral Resources and Reserves are categorised and reported in compliance with the definitions embodied in the CIM Definition Standards as incorporated into the NI 43-101, and Mineral Resources are reported inclusive of Mineral Reserves. Inferred Mineral Resources are not converted to Mineral Reserves.

Inferred Mineral Resources are considered in the LoMP to the extent that they are required in accessing, by development infrastructure, the Measured and Indicated Mineral Resources. In addition geological continuity is modelled, whilst grade continuity is continually upgraded by drilling of the Inferred Mineral Resources at depth, and where these Mineral Resources are above the cut-off, economically viable and of sufficient confidence, will be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation. Refer to note 17 for the evaluation of the cut-off.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Mineral Resources in the Measured and Indicated Mineral Resource classifications have been converted into Proven and Probable Mineral Reserves respectively, by applying the applicable modifying factors and reasonable prospects of economic extraction.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
iii)	Impairment

Non-financial assets

When assessing impairment indicators at a Group level or at a CGU level requires the use of assumptions to calculate the value in use. The assumptions used include:

●	the future estimated gold price;
●	future estimated on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development of ore bodies;
●	planned future production from measured, indicated and inferred resources;
●	the weighted average cost of capital;
●	the discount rate; and
●	future inflation.

Changes in reported resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated value in use(i.e. Impairment);
●	depreciation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing and cost of decommissioning.

Non-derivative financial assets

Loss given default is an estimate of the loss arising on default. It is based on the expected shortfalls in contractual cash flows. The Group uses a provision matrix to calculate the probability of default, which includes historical data, assumptions and expectations of future conditions.

iv)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer to note 6) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares, the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at the measurement date. For transactions with employees, the equity component is zero.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
iv)	Share-based payment transactions (continued)

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Additional information about significant assumptions and estimates used to determine the fair value of equity- settled share-based payment transactions are disclosed in note 12.2.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees regarding share-based awards that will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

v)	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. In 2019 the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 26 (“PN26”) effective from February 22, 2019. PN26 provided clarity on the interpretation of Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be expressed in RTGS$ and that the payment of the tax payable, determined in RTGS$, be paid in the ratio of turnover earned. The application of PN26 resulted in a significant reduction in the deferred tax liability and the Group recorded the best estimate of the tax liability. The clarification of PN26 was applied prospectively from the 2019 year.

Management believes they have adequately provided for the probable outcome of tax related matters; however, the final outcome or future outcomes anticipated in calculating the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group further makes assumptions and estimates when recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient future taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated future taxable income against which the losses can be utilised.

vi)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 6.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
vii)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount. Refer to note 4(j) for the accounting policy on E&E assets.

viii)	Site restoration provision

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2021. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 28).

(b)          Judgements

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 5.

For judgement applied to:

●	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$, refer to note 13,
●	impairments, refer to note 17 and 18, and
●	derivative financial instruments, refer to note 14.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

a)	Basis of consolidation
i)	Subsidiaries and structured entities

Subsidiaries and certain structured entities (“subsidiaries”) are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI is measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions arising from intra-group transactions are eliminated.

(b)	Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery (“Lodgment date”) by Fidelity Printers and Refiners Limited (“Fidelity”). Control is transferred and the receipt of proceeds is substantially assured at point of delivery. Revenue for each delivery is measured at the London Base Metal Association Tuesday PM price post-delivery less 1.25% and the quantities are determined on Lodgment date. On average settlement occurs within 14 days of delivery. 5% Royalties are payable on gold sales after the 1.25% discount to Fidelity.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(c)	Impairment
i)	Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from lodgement date. Failure to make payments within 90 days from lodgement date and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Other receivables relate to VAT receivables that is not a financial asset.

ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(c)	Impairment (continued)
iii)	Impairment of Exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

●	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
●	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.
●	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
●	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(d)	Share-based payment transactions
i)	Equity-settled share-based payments to third parties, employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(e)	Foreign currency
i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

●	assets and liabilities are translated using the exchange rate at year end; and
●	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, the settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(e)	Foreign currency (continued)
ii)	Foreign currency translation (continued)

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenue is received in US Dollars;
●	the gold price receivable was calculated in US Dollars;
●	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ or is paid in US Dollars; and
●	Income tax liabilities calculated in RTGS$ are settled predominantly in US Dollars.

The application of IAS 21, the advent of Statutory Instrument 142 (issued by Zimbabwean Government) and the devaluation of the RTGS$ against the US Dollars had an impact on the US Dollars value of RTGS$ denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$.

(f)	Finance income and finance cost

Finance income comprises interest income on funds invested. Finance income is recognised as it accrues in profit or loss, using the effective interest method. Finance cost comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings and also includes commitment costs on overdraft facilities. Finance cost is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

(g)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

(h)	Taxes
i)	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

ii)	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(h)	Taxes (continued)
iii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred tax is a monetary item measured at the tax rates and in the currency that are expected to be applied when temporary differences reverse. The tax and exchange rates are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(i)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 4(c)(ii) for the impairment of non-financial assets.

ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(i)	Property, plant and equipment (continued)
iii)	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the Measured, Indicated and Inferred Mineral Resources of which the diluted Measured and Indicated Mineral Resources are converted to Mineral Reserves for extraction in Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Land is not depreciated.

The calculation of the production rate units could be affected to the extent that actual production in the future is different from the current forecast production. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

●	changes in mineral reserves and resources;
●	differences between actual commodity prices and commodity price assumptions;
●	unforeseen operational issues at mine sites; and
●	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for the current and comparative years are as follows:

●	buildings 10 to 15 years (2021: 10 to 15 years; 2020: 10 to 15 years);
●	plant and equipment 10 years (2021: 10 years; 2020: 10 years);
●	fixtures and fittings including computers 4 to 10 years (2021: 4 to 10 years; 2020: 4 to 10 years);
●	motor vehicles 4 years (2021: 4 years; 2020: 4 years);
●	right of use assets 3 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Assets under construction’s useful life and residual values will be assessed once the asset is available for use.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(j)	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluations assets are not depreciated.

(k)	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle. It includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(l)	Financial instruments
i)	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise loans and receivables included in Trade and other receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 4(c)(i) for the impairment of receivables. Finance income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest is immaterial.

The Group uses a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. When measuring expected credit losses, the Group uses reasonable and supportable forward-looking information, which is based on the assumptions for the future movement of different economic drivers and how these drivers will affect each other.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(l)	Financial instruments (continued)
i)	Financial assets (continued)

Fair value through profit or loss

This category comprises the Gold ETF, Gold hedge and Put options. These instruments are carried in the consolidated statement of financial position at fair value with changes in fair value recognised in profit or loss as Fair value losses on derivative financial instruments. Transaction costs are recognised in profit or loss in the consolidated statement profit or loss and other comprehensive income immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss. Estimations made and further information is referred to in note 14.

ii)	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold loan and the Call options, estimations made and further information is referred to in note 14. All changes in the fair value of derivative instruments are accounted for in profit or loss.

Financial liabilities at amortised cost

Non-derivative financial liabilities are recognised initially on the date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(iv)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(m)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(n)	Provisions

A provision is a liability of uncertain timing and amount. A liability is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as a finance cost.

(o)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision, except for changes in unwinding of finance cost that are recorded in profit or loss.

(p)	Leases

The Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right of use asset reflects that the Group will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property, plant and equipment. Also, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(p)	Leases (continued)

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	amounts expected to be payable under a residual value guarantee; and
●

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if the lease agreement changes in substance in terms of payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents the right of use assets as property, plant and equipment. Lease liabilities are presented separately in the statement of financial position as current- and non-current lease liabilities.

The Group has elected not to recognise the right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(q)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(r)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer depreciated.

(s)	Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards that impact the Group:

Standard/ Interpretation	Effective date and expected adoption date*
Classification of Liabilities as Current or Non-current – Amendments to IAS 1

The amendments, as issued in 2020, aim to clarify the requirement on determining whether a liability is current or non-current, and apply for annual reporting period beginning on or after January 1, 2023. However, the IASB has subsequently proposed future amendments to IAS 1 and deferred the effective date of the 2020 amendments to no earlier than January 1, 2024. Due to these ongoing developments, the Group is unable to determine the impact of these amendments on the consolidated financial statements in the period of initial application. The Group is closely monitoring the developments

January 1, 2024
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

January 1, 2023

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(s)	Standards issued but not yet (continued)

Standard/ Interpretation	Effective date and expected adoption date*
Definition of Accounting estimates – Amendments to IAS 8

The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.

January 1, 2023
Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

●   right-of-use assets and lease liabilities, and

●   decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. IAS 12 did not previously address how to account for the tax effects of on-balance sheet leases and similar transactions and various approaches were considered acceptable.

January 1, 2023

* Annual periods ending on or after.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

New standards, amendments to standards and interpretations adopted from 1 January 2022 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

5.	Bilboes

5.1	Tribute Arrangement and Mining Agreement

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Arrangement, and related Mining Agreement with Bilboes Holdings (Private) Limited (“Bilboes Holdings”) to mine the oxide and transitional ore and will receive 100% of the revenue of the mining operations (“tribute agreement”). This tribute agreement is specific to the oxide and transitional ore mining operations of Bilboes Holdings which management estimates would result in the mining of 12,500-17,000 ounces of gold production in 2023 and 20 000 ounces of gold per annum thereafter for approximately 20 months. At the date of the tribute agreement Bilboes Holdings was on care and maintenance.

In terms of the tribute agreement, Bilboes Holdings granted CHZ the right to obtain a tribute over the oxide mining operations of Bilboes Holdings for the purpose of working the same and winning gold therefrom.

In terms of this right, CHZ shall operate the mine using a combination of Bilboes resources and their own, to develop and to extract ore and dispose of the products for CHZ’s account.

Subject to the stipulation in the tribute agreement, CHZ shall assume all responsibility in connection with the mining claims as if CHZ were the owner thereof. Bilboes Holdings shall remain the registered holder of the mining claims.

CHZ has the right to provide instructions over the scope of works for the oxide mining process in terms of the operational Plan and also has the right to terminate the tribute agreement. CHZ, therefore, has the ability to affect the variable returns of Bilboes Holdings and in essence to ensure its returns are in line with the expectation of recouping its “investment” (all funds provided) at a 25% internal rate of return.

CHZ has the ultimate decision making power and is deemed to control the oxide mine. On the effective date, August 1,2022, when the Ministry of Mines approval was received, control was obtained through contractual arrangement. The purchase price was zero, as there is no stated purchase.

The oxide mine does not have sufficient processes currently in place to govern the mining operations and will be reliant on CHZ to provide instructions on the mining operations to create the necessary outputs. The oxide mine was assessed as an asset acquisition and not a business combination in terms of IFRS 3 Business Combinations.

The directly attributable costs of bringing the oxide plant to the location and condition necessary for it to be capable of operating in the manner intended by CHZ was estimated at $872. Therefore, the property, plant and equipment was initially recognised and measured at $872 (refer to note 17) with a related payable recognised as this has not been paid by 31 December 2022 (refer to note 29).

CHZ paid for all Bilboes Holdings expenditure that was needed to be applied against its’ working capital liabilities of Bilboes Holdings in the period prior to the effective date of the tribute agreement. The above payments incurred will be set off against the consideration due under the Sale and Purchase Agreement described in note 5.2. A total amount of $877 was incurred for the above payment as at December 31, 2022 and included in Prepayments (refer to note 21).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

5.	Bilboes (continued)

5.1	Tribute Arrangement and Mining Agreement (continued)

As at December 31, 2022 a total amount of $830 for cost incurred by CHZ between the effective date (August 1, 2022) and the commencement date of the oxide mining operations (December 1, 2022) relating to administration and other general costs was included in Other expenses (refer to note 10). These costs were incurred to maintain the operational integrity of the oxide mine and do not relate to direct costs of bringing the oxide plant to the location and condition necessary for it to be capable of operating in the manner intended by CHZ. Included in Prepayments is an amount of $802 paid to suppliers after the commencement date of the oxide mining operations to re-start the oxide mining project (refer to note 21).

5.2	Acquisition of Bilboes Gold Limited (subsequent event)

Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold, through its subsidiary Bilboes Holdings, owns a high-grade gold deposit (“Bilboes Mine”) located in Zimbabwe. It was agreed that Caledonia would purchase Bilboes Gold Limited for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares (the latter being subject to adjustment in terms of a completion accounts mechanism (the “Completion Accounts”)). In addition to the shares, the agreement was also to grant a 1 percent net smelter royalty (“NSR”) on the Bilboes Mine’s revenues to one of the sellers Baker Steel Resources Trust Limited (“Baker Steel”), essentially instead of a number of shares that they would have been entitled to should they have agreed to accept all of their consideration in shares.

The acquisition of Bilboes Gold will be classified an asset acquisition and not a business combination in terms of IFRS 3 Business Combinations.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold and the NSR agreement was signed. The value of the shares issued based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share resulted in a total value of the shares issued of $56.74 million on completion.

The escrow consideration shares consist of 441,095 common shares of Caledonia which will be issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice can only be issued once approval has been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. At the date these financial statements were signed no share adjustment notice had been issued. Once the share adjustment notice is received, Caledonia will allot and issue the escrow consideration shares as soon as reasonably practicable.

Deferred consideration shares consist of 256,152 common shares of Caledonia and will be issued to the sellers of Bilboes Gold within 5 business days of the date on which completion accounts are agreed at the issue price. The deferred consideration shares will be adjusted in accordance with any adjustments applied to take into account changes in the financial position of Bilboes Gold from signing the Sale and Purchase Agreement to completion. In the unlikely event that the consideration is increased, the total consideration shares are limited to a maximum of 5,497,293 shares.

If all of the deferred consideration shares are issued without adjustment, assuming that the escrow consideration shares are issued, the total value of the consideration shares at the date of completion would be US$65,677,424.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

5.	Bilboes (continued)

5.2	Acquisition of Bilboes Gold Limited (subsequent event) (continued)

The deferred consideration shares will be adjusted as the working capital was adjusted from July 21, 2022 and January 6, 2023 excluding costs to maintain the operational integrity of Bilboes, provided that the maximum aggregate number of consideration shares to be issued under the Sale and Purchase Agreement does not exceed 5,497,293 shares.

In terms of the Sale and Purchase Agreement, Caledonia may also elect to reduce the number of deferred consideration shares by the amount that is payable by Bilboes Gold in respect of a settled claim, defined in the Sale and Purchase Agreement as a claim against Bilboes Gold, which is agreed to be resolved by arbitration or unconditionally withdrawn or abandoned as agreed between Caledonia and Bilboes Gold.

No escrow considerations shares or deferred consideration shares were issued at the date of signing of these consolidated financial statements.

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•

sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)         20% of the 16% shareholding of NIEEF;

(b)         20% of the 15% shareholding of Fremiro; and

(c)         100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•

The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At December 31, 2022 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.

•

The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	Balance of facilitation loan #
USD				December 31, 2022	December 31, 2021
NIEEF	16%	3.2%	12.8%	9,414	10,359
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	-*	-*	5,612	6,353
	36%	13.2%	12.8%	15,026	16,712

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2022	2021

Balance at January 1	16,712	19,175
Interest incurred	580	1,313
Dividends used to repay loan	(2,266)	(3,776)
Balance at December 31	15,026	16,712

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered from date the loan was settled in full.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

7	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital (refer to note 24), reserves (refer to note 25), accumulated other comprehensive income, accumulated deficit, bank financing (refer to notes 23) and non-controlling interests (refer to note 27).

	2022	2021
Total equity	193,459	180,556

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2022, there has been no change with respect to the overall capital risk management strategy.

8	Revenue

	2022	2021	2020

Revenue	142,082	121,329	100,002
Revenue from silver sales	116	122	86
Revenue from gold sales	141,966	121,207	99,916

Total ounces gold sold	80,094	68,617	57,137
Net work in progress and refinery (oz)	681	(1,141)	762
Gold produced (oz)	80,775	67,476	57,899
Tonnes milled	752,033	665,628	597,962
Grade	3.56	3.36	3.21
Recovery	93.8	93.9	93.8

Realised gold price ($/oz)	1,772	1,766	1,749

9	Production costs

	2022	2021	2020

Salaries and wages*	23,037	20,609	16,122
Consumable materials – Operations*	23,601	17,375	14,938
Consumable materials – COVID-19	311	297	824
Electricity costs*	9,634	10,407	8,312
Safety	998	774	708
Cash-settled share-based expense (note 12.1(a))	853	692	634
On mine administration*	2,736	1,806	1,304
Security costs	1,093	826	496
Obsolete inventory (note 20)	563	36	-
Pre-feasibility exploration costs	172	304	373
	62,998	53,126	43,711

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

9	Production costs (continued)

* Gold work in progress included in the production cost amounts above were:

	2022	2021	2020

Salaries and wages	(151)	94	311
Consumable materials – Operations	(226)	87	580
Electricity costs	(43)	44	241
On mine administration	(26)	18	34
	(446)	243	1,166

The gold work in progress movement is negative in 2022 due to the high gold work in progress ounces at year end.

10	Other expenses

	2022	2021	2020

Intermediated Money Transaction Tax *	1,378	799	451
Solar evaluation cost	–	–	230
COVID-19 donations	–	74	1,322
Community and social responsibility cost	898	1,167	382
Impairment of property, plant and equipment - plant and equipment (note 17)	8,209	498	–
Impairment of exploration and evaluation assets – Connemara North and Glen Hume (note 18)	467	3,837	2,930
Expected credit losses on deferred consideration on the disposal of subsidiary	–	761	–
Bilboes pre-operational expenses (note 5)	830	–	–
	11,782	7,136	5,315
*

Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. The presidential announcement made on May 7, 2022 increased the IMTT charges on all domestic foreign currency transfers from 2% to 4%,

11	Administrative expenses

	2022	2021	2020

Investor relations	663	439	353
Audit fee	294	267	288
Advisory services fees	1,459	614	830
Listing fees	512	609	448
Directors fees – Company	569	527	323
Directors fees – Blanket	56	51	43
Employee costs	5,855	5,462	4,065
Other office administration cost	468	177	315
Information Technology and Communication cost	391	178	183
Management liability insurance	985	551	1,032
Travel costs	689	216	117
	11,941	9,091	7,997

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments

12.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the twelve months ended December 31:

	Note	2022	2021	2020

Restricted Share Units and cash-settled Performance Units	12.1(a)	609	515	1,299
Caledonia Mining South Africa employee incentive scheme		–	(38)	114
		609	477	1,413

(a)	Restricted Share Units and cash-settled Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and cash-settled Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price, therefore increasing the liability. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2021: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2022 amounted to $2,217 (December 31, 2021: $3,027). Included in the liability as at December 31, 2022 is an amount of $853 (2021: $692, 2020: $634) that was expensed and classified as production costs; refer to note 9. During the period PUs to the gross value of $2,272 vested and $1,028 were settled in cash and $1,244 issued in share capital ($804 net value) (2021: $420 settled in cash, 2020: $216 issued as share capital).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31:

	2022		2021
	RSUs	PUs	RSUs	PUs
Risk free rate	3.88%	3.88%	1.52%	1.52%
Fair value (USD)	12.52	12.42	12.06	11.63
Share price (USD)	12.40	12.42	11.71	11.71
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	1.29	0.91	1.20	1.06

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	78,875
Grant -April 1, 2021	–	770	–	770
Grant - May 14, 2021	–	2,389	–	2,389
Grant - June 1, 2021	–	1,692	–	1,692
Grant - June 14, 2021	–	507	–	507
Grant - August 13, 2021	–	2,283	–	2,283
Grant - September 1, 2021	–	553	–	553
Grant - September 6, 2021	–	531	–	531
Grant - September 20, 2021	–	526	–	526
Grant - October 1, 2021	–	2,530	–	2,530
Grant - October 11, 2021	–	500	–	500
Grant - November 12, 2021	–	1,998	–	1,998
Grant - December 1, 2021	–	936	–	936
Grant - January 11, 2022	–	96,359	–	–
Grant - January 12, 2022	–	825	–	–
Grant - May 13, 2022	–	2,040	–	–
Grant - June 1, 2022	–	1,297	–	–
Grant - July 1, 2022	–	2,375	–	–
Grant - October 1, 2022	–	2,024	–	–
RSU dividends reinvested	1,980	–	1,066	–
Settlements/terminations	–	(254,491)	–	(30,600)
Total awards	19,565	224,408	18,651	343,379

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.2	Equity-settled share-based payments

The Group has expensed the following equity-settled share-based expense arrangements for the twelve months ended December 31:

	Note	2022	2021	2020

EPUs	12.2(a)	417	–	–
Share option programs	12.2(b)	67	–	–
		484	–	–

(a)	EPUs

EPUs have a performance multiplier calculated on gold production, average normalised controllable cost per ounce of producing gold and a performance period of three years. The number of EPUs that vest as shares will be the EPUs granted multiplied by the performance multiplier percentage.

EPUs do not have rights to dividends.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date, thus one year.

The fair value of the EPUs at the grant date was based on the Black Scholes valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the equity. The equity-settled share-based expense for EPUs as at December 31, 2022 amounted to $417 (2021: $Nil, 2020: $Nil).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment liability on:

Grant date	January 24, 2022
Number of units – at granted and reporting date	130,380
Share price (USD) – at grant date	11.50
Fair value (USD) – at grant date	10.15
Performance multiplier percentage at December 31, 2022	100%

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.2	Equity-settled share-based payments (continued)
(b)	Share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2022 the Company has 20,000 options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options on December 31, 2022:

Options granted	10,000	10,000
Grant date	February 27, 2018	September 30, 2022
Expiry date	August 25, 2024	September 30, 2029
Period option may be exercised from	February 27, 2018	September 30, 2025
Holding period on shares issued	None	First anniversary from issue date
Stock exchange	Toronto Stock Exchange	New York Stock Exchange
Exercise price	CAD 9.30	USD 9.49
Share price at grant date	CAD 9.30	USD 9.82
Risk-free interest rate	2.86%	4%
Expected stock price volatility (based on historical volatility)	32%	102%
Expected option life in years	3	3

The exercise price for the options granted on February 27, 2018 was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience.

The equity-settled share-based expense relating to the grants amounted to $67 (2021: $Nil, 2020: $Nil).

13	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 684.33 RTGS$ to 1 US Dollar as at December 31, 2022 (December 31, 2021: 108.67 RTGS$, December 31, 2020: 81.79 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

13	Net foreign exchange gain (continued)

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax liabilities contributed the largest portion of the foreign exchange gain set out below.

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in foreign currency (i.e., US Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$.

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The CMCL listing on the VFEX enabled Blanket to realise 72.7% of its total revenue in US Dollars and the balance in RTGS$ during 2022. Effective from February 1, 2023 the RBZ cancelled the incremental export incentive and increased the standard export retention threshold from 60% to 75%. The allocation percentages remained in effect up to the date of approval of these financial statements.

The Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021. The incremental credit export incentive scheme has been discontinued effective February 1, 2023.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2022	2021	2020

Unrealised foreign exchange gain	12,736	2,755	8,367
Realised foreign exchange loss	(8,325)	(1,571)	(4,062)
Net foreign exchange gain	4,411	1,184	4,305

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Net derivative financial instrument expenses		2022	2021	2020

Put options	14.1(a)	38	–	–
Gold loan	14.2(a)	(228)	21	–
Call options (December 13, 2021)	14.2(a)	(240)	–	–
Cap and collar options and Call options	14.2(b)	832	114	–
Call options transaction costs (March 9, 2022)	14.2(b)	796	–	–
Gold exchange-traded fund ("Gold ETF")		–	105	164
Gold hedge		–	–	102
		1,198	240	266

Cash flows arising from investing activities		2022	2021	2020

Acquisition of Put options	14.1(a)	478	–	–
		478	–	–

Cash flows arising from financing activities		2022	2021	2020

Gold loan (repayment) proceeds	14.2(a)	(3,698)	2,752	–
Call options (December 13, 2021) proceeds	14.2(a)	–	208	–
Call options (March 9, 2022) acquisition	14.2(b)	(176)	–	–
Call options (March 9, 2022) proceeds	14.2(b)	416	–	–
Gold ETF proceeds (acquisition)		–	1,066	(1,058)
		(3,458)	4,026	(1,058)

14.1	Derivative financial assets

	2022	2021

Put options	440	–
	440	–

(a)	Put options

On December 22, 2022 the Company purchased put options from Auramet to hedge 16,672 ounces of gold from February 2023 to May 2023 at a strike price of $1,750. These options were purchased to protect the Company against gold prices below $1,750 for the quantity of ounces hedged. The Put options were classified as level 1 in the fair value hierarchy.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities

		2022	2021

Gold loan	14.2(a)	–	2,866
Call options (December 13, 2021)	14.2(a)	–	229
Cap and collar options and Call options	14.2(b)	–	–
		–	3,095

(a)	Gold loan and Call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

●	received $3 million less transaction costs from Auramet at inception of the Gold loan agreement;
●	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and
●	granted Call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

Accounting for the Gold loan and the Call options transactions:

●	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call options.
●	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
●	At inception and at March 31, 2022 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
●	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
●	The Call options were classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
●	Derivative liabilities are not designated as hedging instruments.

(a)	Gold loan and Call options (continued)

Proceeds received under the Gold loan and Call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

The Gold loan was settled in full on June 30, 2022. The Call options expired on October 31, 2022 and November 30, 2022.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities (continued)

(b)	Cap and collar options and Call options

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract had a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month that expired at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of Call options at a strike price above the cap at a total cost of $796 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

In April, 2022 Auramet and the Company each purchased matching quantities of Call options at a net settlement cost to the Company of $176 over 2,400 ounces of gold per month at strike prices of $1,886 and $1,959.50 respectively. These options were purchased to hedge against a short term increase in the gold price for the last week of April 2022. At year end these options expired.

15	Finance income and finance cost

	2022	2021	2020

Finance income received – Bank	17	14	62

Finance cost – Term loan	–	56	386
Finance cost – Capitalised to property, plant and equipment (note 17)	–	(17)	(53)
Unwinding of rehabilitation provision (note 28)	132	–	2
Finance cost – Leases (note 19)	31	24	15
Finance cost – Overdraft	192	86	17
ZESA interest *	–	226	–
Finance cost – Loan notes payable (note 30)	302	–	–
	657	375	367

*

During the period from January 2021 to March 2021 it was unclear in what currency the monthly payments to the Zimbabwe Electricity Supply Authority (“ZESA”) had to be made. In April 2021 Blanket was advised that the payments had to be paid on a 60/40 basis USD/RTGS$. Interest was charged on the outstanding amounts to ZESA during the period January 2021 to March 2021 when payments were withheld.

Cash – Finance income	17	14	62

Cash – Finance cost	(192)	(388)	(405)
Non-cash – Finance cost	(465)	13	38
	657	375	367

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense

	2022	2021	2020
Tax recognised in profit or loss

Current tax	9,932	9,051	9,492
Income tax - current year	8,707	8,769	8,969
Income tax - change in tax estimates	(46)	(168)	(54)
Withholding tax - current year	1,271	450	577

Deferred tax expense	6,838	5,806	5,681
Origination and reversal of temporary differences	6,838	5,806	5,681

Tax expense – recognised in profit or loss	16,770	14,857	15,173

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	16,770	14,857	15,173

Unrecognised deferred tax assets

	2022	2021	2020

Caledonia Holdings Zimbabwe (Private) Limited	1,800	1,800	593
Greenstone Management Services Holdings Limited	691	516	376
Tax losses carried forward	2,491	2,316	969

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Income tax losses carried forward relate to Caledonia Holdings Zimbabwe (Private) Limited and Capital losses relate to Greenstone Management Services Holdings Limited (UK). Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2022	2021	2020

Net income tax payable at January 1	(1,461)	(419)	(163)
Current tax expense	(9,932)	(9,051)	(9,492)
Foreign currency movement	3,244	583	2,580
Tax paid	6,866	7,426	6,656
Net income tax payable at December 31	(1,284)	(1,461)	(419)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense (continued)

Reconciliation of tax rate	2022	2021	2020

Profit for the year	22,866	23,142	25,257
Total tax expense	16,770	14,857	15,173
Profit before tax	39,636	37,999	40,430

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate blended in foreign jurisdictions (2)	12,600	11,847	12,405
Effect of income tax calculated in RTGS$ as required by PN26 (3)	713	590	2,004
Management fee – withholding tax on deemed dividend portion	247	342	209
Management fee – non-deductible deemed dividend	735	611	570
Management fee – withholding tax - current year	174	148	123
Withholding tax on intercompany dividends	850	-	245
Non-deductible expenditure
- CSR donations	269	311	107
- Other non-deductible expenditure	656	30	57
- IMTT (4)	398	(200)	120
Credit export incentive income exemption	-	-	(598)
Change in income tax rate (5)	(8)	-	(287)
Change in tax estimates
- Zimbabwean income tax	-	(166)	-
- South African income tax	(38)	(2)	(54)
Change in unrecognised deferred tax losses	174	1,346	272
Tax expense - recognised in profit or loss	16,770	14,857	15,173

(1)	The tax rate in Jersey, Channel Islands is 0% (2021: 0%, 2020: 0%).
(2)

The effective tax rate of 35.36% (2021: 39.10%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that is not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 24.72% (2021: 24.72%, 2020: 25.75%) and 28.00% (2021: 28.00%, 2020: 28.00%) respectively. Further, Zimbabwean legislation requires the Blanket income taxation calculation to be performed in RTGS$ whereas the functional currency in which the profit before tax is calculated in these consolidated financial statements is in US Dollar; the requirement is further described in point 3 below.

(3)

In 2019 ZIMRA issued PN26 that was affected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency in which taxable income and revenue is earned. PN 26 clarifies that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the taxable income and revenue is earned. The reconciling item reconciles the profit before tax calculated using US Dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$.

(4)	The presidential announcement made on May 7, 2022 to increase the IMTT charges on all domestic foreign currency transfers from 2% to 4%.
(5)

The South African Government announced in the 2021 National Budget Statement that the income tax rate will be reduced from 28.00% to 27.00% and will take effect for the years of assessment ending on March 31, 2023. This resulted in a change in estimate on the deferred tax asset calculation.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
Property, plant and equipment	-	-	(6,323)	(9,328)	(6,323)	(9,328)
Exploration and evaluation assets	-	-	(2)	-	(2)	-
Allowance for obsolete stock	(163)	-	-	(47)	(163)	(47)
Prepayments	-	3	(5)	-	(5)	3
Unrealised foreign exchange	733	-	-	(10)	733	(10)
Trade and other payables	814	499	-	-	814	499
Cash-settled share-based payments	-	989	-	-	-	989
Provisions	25	-	-	-	25	-
Other	-	54	-	-	-	54
Tax assets/ (liabilities)	1,409	1,545	(6,330)	(9,385)	*(4,921)	*(7,840)

*

The net deferred tax liability consists of a deferred tax asset of $202 (2021: $194) from the South African operation and a net deferred tax liability of $5,123 (2021: $8,034) due to the Blanket Mine operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2022	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2022
Property, plant and equipment	(9,328)	(8,560)	11,565	(6,323)
Exploration and evaluation assets	(47)	10	35	(2)
Allowance for obsolete stock	3	(295)	129	(163)
Prepayments	(10)	4	1	(5)
Unrealised foreign exchange	499	1,179	(945)	733
Trade and other payables	989	794	(969)	814
Provisions	54	30	(59)	25
Tax (liabilities)/ assets	(7,840)	(6,838)	9,757	(4,921)

	Balance January 1, 2021	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2021
Property, plant and equipment	(5,380)	(6,439)	2,491	(9,328)
Exploration and evaluation assets	(29)	(31)	13	(47)
Allowance for obsolete stock	13	3	(13)	3
Prepayments	(3)	(8)	1	(10)
Unrealised foreign exchange	530	344	(375)	499
Trade and other payables	639	235	115	989
Cash-settled share-based payments	8	(8)	-	-
Provisions	60	123	(129)	54
Other	15	(25)	10	-
Tax (liabilities)/ assets	(4,147)	(5,806)	2,103	(7,840)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total

Balance at January 1, 2021	11,315	442	23,983	84,856	40,644	1,235	2,995	392	165,862
Additions*	–	528	678	24,851	3,531	134	176	1,581	31,479
Impairments@	–	–	–	(65)	(1,565)	–	–	–	(1,630)
Derecognised plant and equipment	–	(402)	–	–	–	–	–	–	(402)
Reallocations between asset classes #	3,120	–	49,253	(74,166)	21,785	8	–	–	–
Foreign exchange movement	–	(25)	–	–	(76)	(35)	(2)	(33)	(171)
Balance at December 31, 2021	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138

Balance at January 1, 2022	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138
Additions	–	–	–	31,711	3,049	243	147	12,198	47,348
Impairments@	–	–	(8,518)	–	(998)	–	–	–	(9,516)
Reallocations between asset classes	759	–	15,886	(20,734)	4,089	–	–	–	–
Acquisition of Bilboes oxide assets (Tribute)	–	–	872	–	–	–	–	–	872
Foreign exchange movement	–	(18)	–	–	26	(22)	(2)	–	(16)
Balance at December 31, 2022	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826

*	Included in additions is the change in estimate for the decommissioning asset of ($468) (2021: ($408)), refer to note 28.
@

Included in the 2022 impairments are development asset costs of $8,518 that predominantly relates to prospective areas above 750 meters at Blanket which are not included in the LoMP. Also included in the 2022 impairments are generator cost of $791 and loader bottom decks at a cost of $101, these assets were no longer in working conditions. Included in the 2021 impairments are gensets cost of $1,001 and guide ropes cost of $310 that were no longer in working condition. The carrying amount for these impaired assets were impaired to $Nil.

#

Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft that was reallocated from CWIP (Mine development, infrastructure and other) to Plant and equipment at the time of the commissioning of the Central Shaft.

&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant started on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (PvT) Ltd (which owns the solar plant) to issue loan note instruments (“bonds”) up to a value of $12,000. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and post December 31, 2022 $4.5 million was issued to Zimbabwean registered commercial entities.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2021	6,233	213	6,443	530	22,685	849	2,430	–	39,383
Depreciation for the year	1,102	115	2,467	70	3,953	136	203	–	8,046
Derecognition	–	(230)	–	–	–	–	–	–	(230)
Accumulated depreciation for impairments	–	–	–	–	(1,133)	–	–	–	(1,133)
Foreign exchange movement	–	(1)	–	–	–	(27)	(2)	–	(30)
Balance at December 31, 2021	7,335	97	8,910	600	25,505	958	2,631	–	46,036

Balance at January 1, 2022	7,335	97	8,910	600	25,505	958	2,631	–	46,036
Depreciation for the year	1,015	137	3,990	93	4,527	163	216	–	10,141
Accumulated depreciation for impairments	–	–	(532)	–	(775)	–	–	–	(1,307)
Foreign exchange movement	–	(4)	–	–	–	(21)	(2)	–	(27)
Balance at December 31, 2022	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843

Carrying amounts
At December 31, 2021	7,100	446	65,004	34,876	38,814	384	538	1,940	149,102
At December 31, 2022	6,844	295	69,786	45,760	41,228	463	469	14,138	178,983

*	Accumulated depreciation and depreciation under Assets under construction and decommissioning assets include depreciation on decommissioning assets.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment (continued)

Economic recovery

Items of property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2022. The cut-off grade is 2.10 g/t (2021: 2.10 g/t) while the recovered grade has ranged from 3.38 g/t to 3.36 g/t over the period. All-in-sustaining-cost# has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

# All-in sustaining cost (“AISC”) per ounce is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export credit incentive.

Non-cash items excluded from acquisition of Property, plant and equipment:

	2022	2021

Net Property, plant and equipment included in Prepayments	(4,445)	893
Net Property, plant and equipment included in Trade and other payables	(1,876)	50
Bilboes oxide project payable (note 29)	(872)	-
Change in estimate - adjustment capitalised in Property, plant and equipment (note 28)	468	408
Acquisition - Maligreen included in Provisions (note 28)	-	(135)
Additions to right of use assets (note 19)	-	(528)
Derecognition of right of use assets (note 19)	-	172
Finance cost – Capitalised to property, plant and equipment (note 15)	-	(17)
Total non-cash items excluded from acquisition of Property, plant and equipment	(6,725)	843

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets

	Motapa	Maligreen	Connemara North	Glen Hume	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2021	–	–	300	2,661	3,523	284	–	–	6,768
Acquisition costs:
- Mining claims acquired	–	4,000	–	–	–	–	–	–	4,000
Decommissioning asset acquired	–	135	–	–	–	–	–	–	135
Exploration costs:
- Consumables and drilling	–	14	71	1,074	16	–	12	31	1,218
- Contractor	–	–	51	42	–	–	–	24	117
- Labour	–	47	41	60	46	–	4	10	208
- Power	–	–	–	–	33	6	–	–	39
Impairment *	–	–	–	(3,837)	–	–	–	–	(3,837)
Balance at December 31, 2021	–	4,196	463	–	3,618	290	16	65	8,648

Balance at January 1, 2022	–	4,196	463	–	3,618	290	16	65	8,648
Acquisition costs:
- Mining claims acquired	7,844	–	–	–	–	–	–	–	7,844
Exploration costs:
- Consumables and drilling	–	1,170	–	–	36	–	–	–	1,206
- Contractor	–	–	4	–	–	–	–	–	4
- Labour	–	260	–	–	37	–	11	–	308
- Power	–	–	–	–	32	4	–	–	36
Impairment *	–	–	(467)	–	–	–	–	–	(467)
Balance at December 31, 2022	7,844	5,626	–	–	3,723	294	27	65	17,579

*

Caledonia has completed sufficient work to establish that the potential orebody at the Glen Hume and Connemara North properties will not meet Caledonia’s requirements in terms of size, grade and width.  Accordingly, Caledonia will not exercise the option to acquire these properties.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets (continued)

(a)	Motapa

On November 1, 2022 Caledonia entered into a Share Purchase Agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000oz of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to Exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price is to be settled by way of loan notes (refer to note 30).

(b)	Maligreen

On November 3, 2021 the mining claims had been transferred to Caledonia over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

●	An estimated 60,000 meters of diamond core and percussion drilling
●	3.5 tonnes of bulk metallurgical test work
●	Aeromagnetic and ground geophysical surveys

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed.

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement. .

Since Caledonia acquired the Maligreen claims in November 2021 it has been focused on reviewing the geological work conducted at the property with a view to upgrading the Mineral Resources in 2022.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets (continued)

(c)	Connemara North

On December 16, 2020 the Company concluded an option agreement (“Connemara North option”) with the representatives of Connemara North to purchase the claims over the Connemara North mining properties situated in Gweru, Zimbabwe. The exercise of the option was exercisable at the discretion of the Company until May 16, 2022.

An amount of $300 was paid for the Connemara North option.

The Connemara North option gave the Company the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 18 months from the conclusion date to understand the resource body.

After concluding drilling and exploration to the value of $0.5 million the Company decided not to exercise the option over the Connemara North option as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. This gave rise to an impairment of $0.5 million. No further costs or impairments in respect of Connemara North option are anticipated.

(d)	Glen Hume

On November 19, 2020 the Company concluded an option agreement (“Glen Hume option”) with the representatives of Glen Hume, whereby they granted the Company an option for the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 15 months from the conclusion date to understand the resource body of the Glen Hume property, situated in Gweru, Zimbabwe.

After concluding drilling and exploration to the value of $3.8 million the Company decided not to exercise the option over the Glen Hume property as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. This gave rise to an impairment of $3.8 million. No further costs or impairments in respect of Glen Hume are anticipated.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

19	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. The two leases for the administrative offices expire in 2024 and 2025.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer note 17).

	2022	2021

Balance at January 1	446	229
Depreciation	(137)	(115)
Additions to right of use assets	-	528
Derecognition of right of use assets	-	(172)
Foreign currency movement	(14)	(24)
Balance at December 31	295	446

Lease liabilities

	2022	2021

Balance at January 1	465	239
Additions to lease liability	-	527
Finance cost	31	24
Lease payments	(150)	(129)
Foreign currency movement	(33)	(23)
Derecognition of lease liability	-	(173)
Balance at December 31	313	465

ii)	Amounts recognised in profit or loss

	2022	2021	2020

Finance cost on lease liabilities (note 15)	31	24	15
Unrealised foreign exchange gain (loss)	19	1	(2)
Depreciation (note 17)	137	115	99
	187	140	112

iii)	Amounts recognised in statement of cash flows

	2022	2021	2020

Total cash outflow for leases - total payment	150	129	118
Total cash outflow for leases - finance cost	(31)	(24)	(15)
Total cash outflow for leases - principal	119	105	103

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

19	Leases (continued)

iv)	Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2022	2021

Less than one year	152	158
One to two years	150	165
Two to three years	40	163
Three to four years	–	46
Total lease payments	342	532
Finance cost	(29)	(67)
Present value of lease liabilities	313	465

20	Inventories

	2022	2021

Consumable stores	19,155	21,516
Gold in progress and Ore stock-pile	689	243
Provision for obsolete stock	(1,510)	(947)
	18,334	20,812

Write-down of inventories amounted to $563 (2021: $Nil) largely on decommissioned drill rig and related spares. These were recognised as expenses and included as Production costs in the statement of profit or loss and other comprehensive income.

21	Prepayments

	2022	2021

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	254	1,552
Blanket Mine third party suppliers	1,494	1,766
Bilboes third party suppliers (note 5)	802	–
Solar prepayments	104	2,951
Bilboes pre-effective date costs (note 5)	877	–
Other prepayments	162	661
	3,693	6,930

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

22	Trade and other receivables

	2022	2021

Bullion sales receivable	7,383	4,528
VAT receivables	1,001	3,162
Solar - VAT and duty receivables	720	–
Deposits for stores, equipment and other receivables	81	248
	9,185	7,938

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature, settled within 14 days of delivery. No provision for expected credit losses was recognised in the current or prior year. Up to the date of approval of these financial statements all scheduled payments have been received.

23	Cash and cash equivalents

	2022	2021

Bank balances	4,737	17,152
Restricted cash *	1,998	–
Cash and cash equivalents	6,735	17,152
Bank overdrafts used for cash management purposes	(5,239)	(887)
Net cash and cash equivalents	1,496	16,265

*

Cash of $998 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 and settled on January 10, 2023. The cash on maturity will be transferred to CMSA’s bank account, denominated in South African Rands.

Caledonia retains at least $1 million as penalty sum, in a bank account for so long as amounts remain outstanding on the loan notes payable. Refer to notes 30 for more information.

Overdraft facilities	Date drawn	Expiry	Repayment terms	Principal value	Interest rate
Stanbic Bank - RTGS$ denomination	September 2021	February 2024	On demand	300,000,000	210%
Stanbic Bank - USD denomination	December 2021	February 2024	On demand	1,000,000	10%
CABS Bank of Zimbabwe - USD denomination	April 2022	November 2023	On demand	2,000,000	*12.33%
Ecobank - USD denomination	November 2022	October 2023	On demand	5,000,000	6.5%

*	Interest charges on this facility is as a rate of the 3 month Secured Overnight Funding Rates (“SOFR”) plus a margin of 7.75% per annum. The SOFR as at December 31, 2022 was 4.58%.

Subsequent to year end the Stanbic Bank Zimbabwe $1 million increased to $4 million and the Ecobank facility increased to $7 million both on the same terms as in the table above. Nedbank Zimbabwe extended an unsecured $7 million overdraft facility to Blanket in 2023. Before approval of these consolidated financial statements $4.5 million of bonds were issued.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

24	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2021	12,118,823	74,696
Shares issued:
- options exercised	18,000	165
- equity raise*	619,783	7,806
December 31, 2021	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 12.1(a))	76,520	804
December 31, 2022	12,833,126	83,471

*	Gross proceeds of $7,834 with a transaction cost of $28 were raised by issuing depository receipts on the VFEX in December 2021, resulting in a net amount of $7,806.

25	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans (refer to note 12) and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2022	2021

Foreign currency translation reserve	(9,787)	(9,325)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	14,997	14,513
Total	137,801	137,779

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

26	Earnings per share

Weighted average number of shares – Basic earnings per share
(in number of shares)	2022	2021	2020

Issued shares at the beginning of year (note 24)	12,756,606	12,118,823	10,763,041
Weighted average shares issued	74,214	51,462	940,489
Weighted average (basic) at December 31	12,830,820	12,170,285	11,703,530

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2022	2021	2020

Weighted average (basic) at December 31	12,830,820	12,170,285	11,703,530
Effect of dilutive options	6,482	6,933	13,173
Weighted average number of shares (diluted) at December 31	12,837,302	12,177,218	11,716,703

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 13,518 (2021: 18,842, 2020: 14,827) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to Nil (2021: Nil, 2020: Nil) options.

The calculation of total basic and diluted earnings per share for the year ended December 31, 2022 was based on the adjusted profit attributable to shareholders as follows:

	2022	2021	2020

Profit for the year attributable to owners of the Company (basic and diluted)	17,903	18,405	20,780
Blanket Mine Employee Trust Adjustment	(517)	(326)	(485)
Profit attributable to ordinary shareholders (basic and diluted)	17,386	18,079	20,295
Basic earnings per share - $	1.36	1.49	1.73
Diluted earnings per share - $	1.35	1.48	1.73

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings are calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value, is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF shareholding was anti-dilutive (i.e., the value of the options was less than the outstanding loan balance). Accordingly, there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

27	Non-controlling interests

Blanket Mine’s (incorporated in Zimbabwe) NCI share recognised at an effective share and voting rights of 13.2% (2021: 13.2%, 2020: 13.2%)

	2022	2021	2020

Current assets	30,397	33,634	24,864
Non-current assets	172,611	154,003	133,908
Current liabilities	(9,583)	(17,261)	(7,339)
Non-current liabilities	(8,062)	(11,535)	(8,065)
Net assets of Blanket Mine (100%)	185,364	158,841	143,368

Carrying amount of NCI of 13.2% (2021: 13.2%, 2020: 13.2%)	22,409	19,260	16,524

Revenue	142,082	121,329	100,002
Profit after tax	38,389	35,911	33,361
Total comprehensive income of Blanket Mine (100%)	38,389	35,911	33,361

Profit allocated to NCI of 13.2% (2021: 13.2%, 2020: 13.2%)	4,963	4,737	4,477
Dividend allocated to NCI of 13.2% (2021: 13.2%, 2020: 13.2%)	(1,814)	(2,001)	(655)

Net cash inflow from operating activities	50,048	41,489	36,122
Net cash outflow from investing activities	(37,798)	(29,850)	(26,179)
Net cash outflow from financing activities	(16,506)	(12,817)	(9,896)
Net cash (outflow) inflow	(4,256)	(1,178)	47

28	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. The costs of site restoration at Blanket Mine are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

28	Provisions (continued)

Reconciliation of site restoration provision	2022	2021

Balance January 1	3,294	3,567
Unwinding of discount	132	–
Change in estimate - adjustment capitalised in Property, plant and equipment	(468)	(408)
Acquisition - Maligreen	–	135
Balance December 31	2,958	3,294

Current	–	–
Non-current	2,958	3,294

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 4.14% (2021: 1.94%) sourced from the U.S. Department of Treasury, based on a risk-free rate and cash flows estimated at an average 2.40% U.S. inflation (2021: 2.26%). The gross rehabilitation costs, before discounting, amounted to $3,137 (2021: $3,087) for Blanket Mine as at December 31, 2022.

29	Trade and other payables

	2022	2021

Trade payables and accruals	3,502	2,503
Electricity accrual	2,386	888
Audit fee	284	260
Dividends due	1,883	–
Solar plant supplier accrual	1,852	–
Bilboes oxide project payable (note 5)*	872	–
Other payables	651	749
Financial liabilities	11,430	4,400

Production and management bonus accrual - Blanket Mine	287	899
Other employee benefits	982	657
Leave pay	2,462	2,410
Bonus provision	1,025	645
Accruals	1,268	946
Non-financial liabilities	6,024	5,557
Total	17,454	9,957
*	On August 1, 2022, the purchase price to acquire the Bilboes oxide project represented the cost to repair the plant and equipment of the oxide project and restart the oxides mining process.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

30	Loan notes payable

On November 1, 2022 Caledonia, in connection with the Share Purchase Agreement, entered into a Loan notes Instrument agreement (“loan notes” or “notes”) with Bulawayo Mining to acquire all the shares of Motapa, along with its wholly owned subsidiary Arraskar. The acquisition was assessed as an E&E asset acquisition. The purchased shares are with full title guarantee and free from all Encumbrances, together with all rights attached or accruing to them. The loan notes certificate was also issued by Caledonia on November 1, 2022.

The aggregate principal amount of the loan notes is limited to US$7.25 million. Interest on the loan notes is compounded monthly at an interest rate of 13% per annum. Interest shall be payable on the principal amount of the loan notes outstanding from time to time from the issue date of the loan notes until the date of redemption of the loan notes at the interest rate.

The loan notes will be payable on the following maturity dates:

●	$5 million notes to be payable, March 31, 2023 and,
●	in respect of the remaining $2.25 million notes to be issued, June 30, 2023 or,
●	in each case, such later date as may be agreed, in writing, between the Caledonia and each of the noteholders.

Caledonia shall pay accrued interest in cash, in arrear to Bulawayo Mining on the relevant maturity date.

All notes repaid by Caledonia shall be automatically and immediately cancelled and shall not be reissued.

If Caledonia fails to pay Bulawayo Mining any principal amount or any interest due on the notes on the date on which such amount becomes due and payable, Caledonia shall pay default interest at a rate of 10% per annum on such overdue amount from the date of such failure up to the date of actual payment (after as well as before judgment), calculated and accruing on a daily basis for so long as the amount remains unpaid.

Caledonia shall retain at least $1 million as the penalty sum, in a bank account held in its name in Jersey for so long as any amounts remain outstanding on the notes. No default interest shall be payable on the penalty sum.

Greenstone Management Services Holdings Limited (UK) (“GMS UK”), Caledonia’s subsidiary, shall guarantee Caledonia’s obligations. GMS UK unconditionally and irrevocably guarantees to each of the noteholders from time to time that if, for any reason whatsoever, the aggregate outstanding principal amount of its notes (or any part of it) together with all outstanding accrued interest thereon is not paid in full by Caledonia on the due date it shall, on demand in writing by such noteholder, pay such sum as shall be equal to the amount in respect of which such default has been made, provided that GMS UK’s maximum aggregate liability shall not exceed an amount equal to the aggregate outstanding principal amount of its notes in issue at any time and all outstanding accrued interest (including such penalty sum, if any) thereon due to such noteholder. Payment by GMS UK to any noteholder made in accordance with the above shall be deemed a valid payment for all purposes. GMS UK shall be liable under this guarantee as if it were a principal and independent debtor and accordingly it shall not have, as regards the loan notes, any of the rights or defences of a surety as against the noteholders.

According to management’s best estimate, the value on initial recognition and subsequent measurement of the financial guarantee contract deemed to be not significant and zero. This is supported by management estimating the risk being very low for Caledonia not fulling to pay the notes due on the respective maturity dates.

The fair value of the loan notes payable at inception, November 1, 2022, was measured at $6,802. The effective interest rate on the loan notes were estimated to be 12.75% per annum. The loan notes were subsequently measured at amortised cost.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

30	Loan notes payable (continued)

A summary of the loan notes payable is as follows:

Fair value November 1, 2022	6,802
Finance cost	302
Balance December 31, 2022	7,104

Refer to note 18 for more information on the exploration and evaluation asset acquired.

31	Cash flow information

Non-cash items and information presented separately on the Statements of cash flows statement:

	2022	2021	2020

Operating profit	40,276	38,360	40,735
Adjustments for:
Impairment of property, plant and equipment (note 17)	8,209	497	–
Impairment of exploration and evaluation assets (note 18)	467	3,837	2,930
Unrealised foreign exchange gains (note 13)	(12,736)	(2,754)	(8,367)
Cash-settled share-based expense (note 12.1)	609	477	1,413
Cash-settled share-based expense included in production costs (note 9)	853	692	634
Cash portion of cash-settled share-based expense (note 12.1)	(1,468)	(420)	(1)
Equity-settled share-based expense (note 12.2)	484	–	–
Depreciation (note 17)	10,141	8,046	4,628
Fair value loss on derivative instruments (note 14)	401	240	266
Write down of inventory (note 9)	563	–	–
Derecognition of property, plant and equipment	–	(38)	182
Expected credit losses on deferred consideration on the disposal of subsidiary	–	761	–
Cash generated from operations before working capital changes	47,799	49,698	42,420
Inventories	1,915	(4,016)	(5,707)
Prepayments	(1,375)	(4,272)	816
Trade and other receivables	(1,561)	(4,746)	539
Trade and other payables	2,879	2,039	(101)
Cash generated from operations	49,657	38,703	37,967

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

●	Credit risk;
●	Liquidity risk;
●	Market risk

This note present information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on the preservation of capital and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity.

The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Credit risk

Exposure to credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation.

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2022	2021

Zimbabwe	9,059	4,753
Jersey, Channel Islands	–	–
Other regions	1	23
	9,060	4,776

Of the trade receivables balance at the end of the year, $7,383 (2021: $4,528) is due from Fidelity, the Group’s largest customer. Apart from this, the Group does not have significant credit risk exposure to any single counterparty. The Group’s credit risk over trade receivables is significantly reduced as Fidelity has never paid outside of their contractually agreed credit terms.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due. The Group manages its liquidity risk by ensuring sufficient cash availability to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the reviewing and approving of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities

December 31, 2022	Carrying amount	Total Contractual cashflow amount	12 months or less

Trade and other payables	11,430	11,430	11,430
Loan notes payable	7,104	7,723	7,723
Lease liabilities	313	342	152
	18,847	19,195	19,305

December 31, 2021	Carrying amount	Total Contractual cashflow amount	12 months or less

Trade and other payables	4,400	4,400	4,400
Lease liabilities	465	532	158
	4,865	4,932	4,558

The Group regularly monitors its liquidity risk and evaluates the options available.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2021. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(b)	Liquidity risk (continued)

Sensitivity analysis (continued)

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2022	2021

Derivative financial liabilities - Gold loan
Increase by 5% of the gold price	-	143
Decrease by 5% of the gold price	-	(143)

Derivative financial liabilities - Call option
Increase by 5% of the gold price	-	11
Decrease by 5% of the gold price	-	(11)

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	22	-

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2022	2021

Derivative financial liabilities - Gold loan
Increase by 5% of the gold price	-	143
Decrease by 5% of the gold price	-	(143)

Derivative financial liabilities - Call option
Increase by 5% of the gold price	-	11
Decrease by 5% of the gold price	-	(11)

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	22	-

The Group’s revenues had full exposure to the gold price up to December 22, 2022 when the Gold put option agreement was concluded (refer note 14.1).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(c)	Market risk
(i)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk, except for the investment in a Gold ETF to avoid fluctuations in South African Rands. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure.

The fluctuation of the US Dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further, the Group aims to maintain cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the Group that have a different functional currency and foreign currency.

	2022		2021
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	60	259	59	259
Trade and other receivables	-	2,607	-	2,293
Trade and other payables	-	(130)	-	(166)
Overdraft	-	(5,239)	-	(887)
	60	(2,503)	59	1,499

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(c)	Market risk (continued)
(i)	Currency risk (continued)

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2022		2021
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	3	27	3	40
Trade and other receivables	-	124	-	109
Trade and other payables	-	(6)	-	(8)
Overdraft	-	(249)	-	(42)
	3	(104)	3	99

(ii)	Interest rate risk

The Group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2022	2021

Cash and cash equivalents	6,735	17,152
Overdraft	5,239	887
Loan notes payable	7,104	–

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2022	2021

Increase by 100 basis points	67	172
Decrease by 100 basis points	(67)	(172)

Sensitivity analysis - Overdraft

Increase by 100 basis points	52	9
Decrease by 100 basis points	(52)	(9)

Sensitivity analysis - Loan notes payable

Increase by 100 basis points	71	-
Decrease by 100 basis points	(71)	-

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

33	Dividends

	2022	2021	2020

Dividends declared to owners of the Company (excluding NCI)	8,975	6,068	3,887

Quarterly dividend per share history:

Declaration date	cents per share
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.0
April 15, 2021	12.0
July 15, 2021	13.0
October 14, 2021	14.0
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0

	2022	2021	2020

Dividends declared and paid (excluding NCI)	7,178	6,068	3,887
Dividends due (excluding NCI)	1,797	-	-
	8,975	6,068	3,887

34	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

35	Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 36.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2022 the severance payment would have amounted to $8,575 (2021: $8,214, 2020: $8,338). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or
●	the acquisition of right to exercise the majority of the voting rights of shares; or
●	the acquisition of the right to appoint the majority of the board of directors; or
●	the acquisition of more than 50% of the assets of the Group.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

35	Related parties (continued)

Key management personnel and director transactions:

The Company has entered into a consultancy agreement with SR Curtis, a director of the Board, effective July 1, 2022 until December 31, 2023 of a monthly fee of $44.1 as from July 1, 2022 until December 31, 2022 and $12.5 from January 1, 2023 until December 31, 2023. During the period ended December 31, 2022, the Company recorded $265 (2021: $Nil) in consultancy fees.

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2022	2021	2020

Key management salaries and bonuses	3,773	3,245	2,915
Cash-settled share-based expense*	617	540	1,280
	4,390	3,785	4,195

*	Amount inclusive of $354 (2021: $123, 2020: $295) classified as production costs. Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 11).

Group entities are set out in note 36.

Refer to note 6 and note 27 for transactions with non-controlling interests.

Refer to note 37 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

Refer to note 30 for transactions on the Guarantee issued between GMS UK and Caledonia.

Refer to note 11 for directors fees paid.

All related party transactions occurred at arm’s length.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

36	Group entities

Intercompany balances with holding company

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2022	2021	2022	2021

Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	(6,683)	(6,795)
Caledonia Mining Services (Private) Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	14,859	14,859
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(5,329)	(1,406)
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	(36,597)	(22,916)
Blanket Mine (1983) (Private) Limited (2)	$	Zimbabwe	64	64	561	1,030
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-
Motapa Mining Company UK Limited	$	United Kingdom	100	-	-	-
Arraskar Investments (Private) Limited	$	Zimbabwe	100	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 6 for the effective shareholding. NCI has a 13.2% (2021: 13.2%, (2020: 13.2%) interest in cash flows of Blanket only.

Intercompany transactions with holding company

	Loans advanced/ (repaid)		Interest received		Foreign exchange profits
	2022	2021	2022	2021	2022	2021

Caledonia Holdings Zimbabwe (Private) Limited	(424)	(4,479)	536	1,263	–	–
Caledonia Mining Services (Private) Limited	–	–	–	–	–	–
Caledonia Mining South Africa Proprietary Limited	(4,293)	(1,242)	–	–	370	448
Greenstone Management Services Holdings Limited	(13,681)	(2,098)	–	–	–	–
Blanket Mine (1983) (Private) Limited (2)	(509)	1,429	40	–	–	–
Blanket Employee Trust Services (Private) Limited (BETS) (1)	–	–	–	–	–	–
Motapa Mining Company UK Limited	–	–	–	–	–	–
Arraskar Investments (Private) Limited	–	–	–	–	–	–
	(18,907)	(6,390)	576	1,263	370	448

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

37	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited, as well as Motapa Mining Company UK Limited and its subsidiary Arraskar Investments (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the twelve months ended December 31, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	142,082	–	–	–	142,082
Inter-segmental revenue	–	19,885	(19,885)	–	–
Royalty	(7,124)	–	–	–	(7,124)
Production costs	(62,701)	(18,883)	18,586	–	(62,998)
Depreciation	(10,735)	(153)	789	(42)	(10,141)
Other income	48	12	–	–	60
Other expenses	(11,289)	(66)	–	(427)	(11,782)
Administrative expenses	(172)	(3,047)	–	(8,722)	(11,941)
Management fee	(3,454)	3,454	–	–	–
Cash-settled share-based expense	–	–	853	(1,462)	(609)
Equity-settled share-based expense	–	–	–	(484)	(484)
Net foreign exchange gain (loss)	4,415	(119)	(291)	406	4,411
Fair value loss on derivative liabilities	–	–	–	(1,198)	(1,198)
Net finance cost	(861)	(8)	–	229	(640)
Dividends (paid) received	(16,992)	–	–	16,992	–
Profit before tax	33,217	1,075	52	5,292	39,636
Tax expense	(15,785)	(252)	117	(850)	(16,770)
Profit after tax	17,432	823	169	4,442	22,866

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

37	Operating Segments (continued)

As at December 31, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	33,130	1,448	(83)	3,932	38,427
Non-Current (excluding intercompany)	181,982	822	(5,446)	19,406	196,764
Expenditure on property, plant and equipment (note 17)	39,635	(881)	(1,355)	10,821	48,220
Expenditure on evaluation and exploration assets (note 18)	9,394	–	–	4	9,398
Intercompany balances	33,468	12,202	(107,227)	61,557	–

Geographic segment liabilities:
Current (excluding intercompany)	(17,451)	(1,901)	–	(13,089)	(32,441)
Non-current (excluding intercompany)	(8,197)	(101)	116	(1,109)	(9,291)
Intercompany balances	(12,725)	(34,753)	107,227	(59,749)	–

For the twelve months ended December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	121,329	–	–	–	121,329
Inter-segmental revenue	–	21,662	(21,662)	–	–
Royalty	(6,083)	–	–	–	(6,083)
Production costs	(53,117)	(19,902)	19,893	–	(53,126)
Depreciation	(8,348)	(120)	466	(44)	(8,046)
Other income	47	(1)	–	–	46
Other expenses	(3,241)	–	–	(3,895)	(7,136)
Administrative expenses	(128)	(2,867)	(2)	(6,094)	(9,091)
Management fee	(2,908)	2,908	–	–	–
Cash-settled share-based expense	–	29	691	(1,197)	(477)
Net foreign exchange gain (loss)	1,182	(295)	(92)	389	1,184
Fair value loss on derivative instruments	–	(105)	–	(135)	(240)
Net finance cost	(1,614)	(2)	–	1,255	(361)
Profit before tax	47,119	1,307	(706)	(9,721)	37,999
Tax expense	(14,356)	(652)	151	–	(14,857)
Profit after tax	32,763	655	(555)	(9,721)	23,142

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

37	Operating Segments (continued)

As at December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	34,440	2,457	(162)	16,198	52,933
Non-Current (excluding intercompany)	159,612	2,315	(4,880)	897	157,944
Expenditure on property, plant and equipment (note 17)	30,575	1,923	(1,019)	–	31,479
Expenditure on evaluation and exploration assets (note 18)	5,554	–	–	163	5,717
Intercompany balances	34,512	9,131	(91,697)	48,054	–

Geographic segment liabilities:
Current (excluding intercompany)	(10,042)	(1,606)	–	(6,040)	(17,688)
Non-current (excluding intercompany)	(11,535)	(313)	322	(1,107)	(12,633)
Intercompany balances	(12,414)	(35,467)	91,697	(43,816)	–

Major customer

Revenues from Fidelity amounted to $142,082 (2021: $121,329, 2020: $100,002) for the twelve months ended December 31, 2022.

38	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2022 was $1,022 (2021: $898, 2020: $796).

39	Subsequent events

There were no significant events between December 31, 2022 and the date of issue of these consolidated financial statements other than included in the preceding notes to the consolidated financial statements.

40	Going concern

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

DIRECTORS AND OFFICERS at March 24, 2023

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (7) (8) Chairman of the Board	M. Learmonth (5) (6) (7) (8) Chief Executive Officer
Non-executive Director	Jersey, Channel Islands
Washington DC, United States of America

S. R. Curtis (4) (5) (6) (8)	D. Roets (5) (6) (7) (8)
Non-executive Director Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8)	C.O. Goodburn (6) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Johannesburg, South Africa

J. Holtzhausen (1) (2) (4) (5) (6) (7)	A. Chester (7) (8)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (5) (6) (7) (8)	BOARD COMMITTEES
Chief Executive Officer	(1) Audit Committee
Jersey, Channel Islands	(2) Compensation Committee
(3) Corporate Governance Committee
N. Clarke (4) (5) (6) (7)	(4) Nomination Committee
Non-executive Director	(5) Technical Committee
East Molesey, United Kingdom	(6) Strategic Planning Committee
(7) Disclosure Committee
G. Wildschutt (1) (3) (4) (6) (8)	(8) ESG Committee
Non-executive Director
Johannesburg, South Africa

D. Roets (5) (6) (7) (8)
Chief Operating Officer
Johannesburg, South Africa

G. Wylie (4) (5) (6)
Non-executive Director
Malta, Europe

V. Gapare (5) (6) (8)
Executive Director
Harare, Zimbabwe

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

CORPORATE DIRECTORY as at March 24, 2023

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (March 24, 2023)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 17,283,312	Canada
Options: 20,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX - Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cenkos Securities Plc	52 Corlett Drive
6.7.8 Tokenhouse Yard	Illovo 2196
London	South Africa
EC2R 7AS	Tel: +27(0)10 590 7200

MEDIA AND INVESTOR RELATIONS	REGISTRAR AND TRANSFER AGENT
BlytheRay Communications	Computershare
4-5 Castle Court	150 Royall Street,
London EC3V 9DL	Canton,
Tel: +44 20 7138 3204	Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100